Filed by: First Community Bancorp (Commission File No. 00-30747) pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First National Bank

THE FOLLOWING IS THE TEXT OF A JOINT PRESS RELEASE ISSUED BY FIRST COMMUNITY BANCORP AND FIRST NATIONAL BANK

PRESS RELEASE

First Community Bancorp (NASDAQ: FCBP)	First National Bank
Contact: Matthew P. Wagner President and Chief Executive Officer 6110 El Tordo Rancho Santa Fe, California 92067 Phone: 310-458-1521 × 271	Contact: Dan Mathis President and Chief Executive Officer 401 West A Street San Diego, California 92101 Phone: 619-235-1293

FOR IMMEDIATE RELEASE	April 29, 2002

FIRST COMMUNITY BANCORP AND FIRST NATIONAL BANK ANNOUNCE SIGNING OF DEFINITIVE AGREEMENT TO MERGE

Rancho Santa Fe, California, April 29, 2002—First Community Bancorp ("First Community") and First National Bank ("First National") today announced the signing of a definitive agreement and plan of merger. Pursuant to the definitive agreement, Rancho Santa Fe National Bank, First Community's wholly-owned subsidiary, will merge with First National, a $714 million-asset bank with 7 branches in San Diego County. The resulting bank, which will operate under the name First National Bank, will have 15 branches in San Diego County, with combined assets of over $1.2 billion and total deposits of over $950 million.

Pursuant to the definitive agreement, each First National shareholder shall have the right to elect to receive for each share of First National common stock or First National preferred stock either $10.00 in cash or .5008 of a share of First Community common stock. The definitive agreement provides that at least and no more than 45% of the total consideration shall be in the form of First Community common stock. Based upon today's closing price of $26.90 per share for First Community's common stock, the total purchase price would be approximately $142.8 million. The transaction represents approximately 2.77 times First National's book value at March 31, 2002. The merger is subject to standard conditions, including the approval of First National's shareholders and bank regulatory agencies. The transaction is expected to close in the third quarter of 2002. First Community intends to raise the cash component of the consideration in a public offering of additional shares of its common stock. This press release, however, does not constitute an offer of any securities for sale.

First Community Chairman of the Board John M. Eggemeyer commented, "First Community was formed with the strategic purpose of creating a Southern California-based community banking franchise focused on delivering value-added relationship-based banking services to our customers. The combination with First National represents a defining strategic moment in our drive to create such a franchise and to reach the critical mass necessary to properly leverage the company's banking platform and expense base."

First Community President and Chief Executive Officer Matt Wagner added, "We are excited about the opportunity to extend First Community's presence in San Diego. First National is known for its customer service and fast, local decision making, all of which will continue under this combination along with the added benefits and services of First Community's product line. San Diego is a market that we have a great deal of experience in and this acquisition perfectly complements our recent acquisition of Capital Bank of North County. Furthermore, we expect this transaction to be immediately accretive to earnings."

First National Bank President and CEO Dan Mathis added, "This is a great opportunity for our bank, its customers and our shareholders. Not only does our southern San Diego franchise complement their North County presence, we also maintain local control and ownership by combining with the San Diego-based First Community. First National will retain the distinction of being the largest locally owned community bank in San Diego County"

The First Community also announced on April 18, 2002 that it has executed a definitive agreement to acquire all of the outstanding common stock of Upland Bank. The agreement with Upland calls for each Upland shareholder to have the right to elect to receive for each share of Upland common stock either $11.73 in cash or .5034 of a share of First Community common stock. The definitive agreement provides that at least 45% of the consideration shall be in the form of First Community common stock. The merger is subject to standard conditions, including the approval of Upland's shareholders and bank regulatory agencies. The transaction is expected to close in the third quarter of 2002, at which time Upland will be merged into Pacific Western, with Pacific Western, a wholly-owned subsidiary of First Community, remaining as the surviving bank.

After completing the acquisition of First National Bank, First Community's San Diego County- based subsidiary will operate through fifteen branches located in Calexico, Carlsbad, Chula Vista, Encinitas, Escondido, La Jolla, Point Loma, Rancho Santa Fe, San Diego, San Ysidro, and Vista. First Community's Los Angeles County-based subsidiary, Pacific Western National Bank, operates through eighteen branches in Los Angeles, Orange, Riverside and San Bernardino Counties. Total assets of First Community are expected to be approximately $2.1 billion at the time of closing.

Forward-Looking Statements

This press release includes forward-looking statements that involve inherent risks and uncertainties. First Community Bancorp, Pacific Western National Bank and First National Bank caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include economic conditions and competition in the geographic and business areas in which First Community Bancorp, Pacific Western National Bank and First National Bank operate, inflation, deflation, fluctuations in interest rates, legislation and governmental regulation and the progress of integrating the operations of First Community Bancorp, Rancho Santa Fe National Bank, First Community Bank of the Desert, First Professional Bank, N. A., First Charter Bank, N. A., Pacific Western National Bank, Capital Bank of North County, Upland Bank and First National Bank.

Proxy Statement/Prospectus

Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC regarding the business combination transaction referred to in this press release, when they become available, because they will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Community Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by First Community Bancorp with the Commission at the Commission's website at www.sec.gov. The registration statement may also be obtained free of charge from First Community Bancorp by directing a request to: Pacific Western Bank, 275 N. Brea Boulevard, Brea, CA 92821. Attention: Lynn Hopkins. Telephone: 714-674-5330.

        First Community Bancorp's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of First Community Bancorp in favor of the issuance of shares of its common stock in the business combination transaction. Information concerning the identity of the participants in the solicitation of proxies by First Community Bancorp's executive officers and directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of First Community Bancorp at the address listed above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of First Community Bancorp's executive officers and directors in the business combination transaction by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.